UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*



                       Plymouth Rubber Company, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common shares, no par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   730026200
------------------------------------------------------------------------------
                                  (CUSIP Number)



                                 December 31,2000
------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

      [x  ]    Rule 13d-1(b)
      [   ]    Rule 13d-1(c)
      [   ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730026200        13G
          ----------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Wilen Management Co., Inc.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) ___

                                                    (b) ___

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States



NUMBER OF            5     SOLE VOTING POWER
SHARES
BENEFICIALLY               118,722 shares
OWNED
BY EACH
REPORTING            6     SHARED VOTING POWER
PERSON
WITH                       None


                     7     SOLE DISPOSITIVE POWER

                           118,722 shares


                     8     SHARED DISPOSITIVE POWER

                           None

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        118,722 shares

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.7%

12    TYPE OF REPORTING PERSON*

      IA

Item 1(a).     Name of Issuer:

               Plymouth Rubber Company, Inc. Class 'B'

Item 1(b).     Address of Issuer's Principal Executive Offices:

               104 Revere Street
               Canton, MA  02021

Item 2(a).     Name of Persons Filing:
----------

               Wilen Management Co., Inc.

Item 2(b).     Address of Principal Business Office or, if none, Residence:
----------

               2360 West Joppa Road - Greenspring Station #226
               Lutherville, MD  21093

Item 2(c).     Citizenship:
----------

               United States

Item 2(d).     Title and Class of Securities:
----------

               Common shares, no par value

Item 2(e).     CUSIP Number:
----------

               730026200

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
-------        13D-2(b) or (c), check whether the person filing is a:

               (a)     [      ]     Broker or Dealer registered under Section
                                    15 of the Act (15 U.S.C. 78o).

               (b)     [      ]     Bank as defined in section 3(a)(6) of the
                                    Act (15 U.S.C. 78c).

               (c)     [      ]     Insurance Company as defined in section
                                    3(a)(19) of the Act (15 U.S.C. 78c).

               (d)     [   X  ]     Investment Company registered under section
                                    8 of the Investment Company Act of 1940
                                    (15 U.S.C. 80a-8).

               (e)     [      ]     An investment adviser in accordance with
                                    section 240.13d-1(b)(1)(ii)(E).

               (f)     [      ]     An employee benefit plan or endowment fund
                                    in accordance with section 240.13d-1(b)(1)
                                    (ii)(F).

               (g)     [      ]     A parent holding company or control person
                                    in accordance with section 240.13d-1(b)(1)
                                    (ii)(G).

               (h)     [      ]     A savings association as defined in Section
                                    13(b) of the Federal Deposit Insurance Act
                                    (12 U.S.C. 1813).

               (i)     [      ]     A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940 (15 U.S.C. 80a-3).

               (j)     [      ]     A group, in accordance with section
                                    240.13d-1(b)(1)(ii)(J).


Item 4.        Ownership:
------

               (a)     Amount Beneficially Owned:

                       118,722 shares

               (b)     Percent of Class:

                       9.7%

               (c)     Number of shares as to which such person has:

                       (i)     sole power to vote or to direct the vote:
                               118,722 shares

                       (ii)    shared power to vote or to direct the vote:
                               none

                       (iii) sole power to dispose or to direct the disposition of:
                               118,722 shares

                       (iv ) shared power to dispose or to direct the disposition of:
                               none

Item 5.         Ownership of Five Percent or Less of a Class:
-------
                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.         Ownership of More Than Five Percent on Behalf of Another
-------         Person:

                Inapplicable

Item 7.         Identification and Classification of the Subsidiary
------- Which Acquired the Security Being Reported on by the Parent Holding Company:

                Inapplicable

Item 8.         Identification and Classification of Members of the
-------         Group:

                Inapplicable

Item 9.         Notice of Dissolution of Group:
-------
                Inapplicable

Item 10.        Certification:
--------

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 2/13/01                              /s/ James Wilen
      -------
                                   James Wilen